EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the "Company” or "Bezeq")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Class Action Against Pelephone

On October 29, 2017, the Company received a notice from the subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a claim together with a class action certification motion that was filed against Pelephone and against another cellular company with the Central District Court, on grounds that the respondents were making unlawful use of their customers’ GPS data, in violation of the contractual agreements with them, the operating licenses and various laws, including the Protection of Privacy Law, 5741-1981.

The plaintiffs request that the respondents compensate each member of the represented class in a one-time amount of NIS 500 for all violations committed in 2017, plus an amount of NIS 2 for each day of continued violation of privacy as of 2018 onwards. The petitioners estimate that the total damage caused to the members of the class by Pelephone amounts to NIS 850 million.

Pelephone is studying the claim and the class action certification motion and neither it nor the Company is able to evaluate their likelihood of success at the present stage.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.